# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sea Ltd, CIK 0001703399
CUSIP: 81141R100
Title of class of securities: Class A Ordinary Share
Address of issuer's principal executive offices: C/O 1 FUSIONOPOLIS PLACE, # 17-10, GALAXIS, SINGAPORE, Singapore (U0), 138522
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001088875

## Reporting persons
- BAILLIE GIFFORD & CO: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 29,574,967; shared voting power 0; sole dispositive power 40,954,549; shared dispositive power 0; aggregate amount beneficially owned 40,954,549 (7.8% of the class)

## Item 1. Issuer
Name of issuer: Sea Ltd
Address of issuer's principal executive offices: C/O 1 FUSIONOPOLIS PLACE, # 17-10, GALAXIS, SINGAPORE, SINGAPORE, 138522.

## Item 2. Person Filing
Name of person filing: Baillie Gifford & Co
Address of principal business office or, if none, residence:
Calton Square
1 Greenside Row
Edinburgh
EH1 3AN
Scotland
UK
Citizenship: Scotland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment Adviser

## Item 4. Ownership
Amount beneficially owned:
40,954,549 (These are held as 40,954,549 American Depositary Shares (ADS)
with one ordinary share representing one ADS.)
Percent of class: 7.77
Sole power to vote or to direct the vote:
29,574,967 (These are held as 29,574,967 American Depositary Shares (ADS)
with one ordinary share representing one ADS.)
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
40,954,549 (These are held as 40,954,549 American Depositary Shares (ADS)
with one ordinary share representing one ADS.)
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Securities reported on this Schedule 13G as being beneficially owned by
Baillie Gifford & Co. are held by Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries, which may include Baillie
Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company
Act, employee benefit plans, pension funds or other institutional clients.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Investment Adviser is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- BAILLIE GIFFORD & CO: Grant Meikle, Threshold and Transaction Reporting Manager (02/12/2025)